 Exhibit 99.1

Emerald Health Therapeutics’ Pure Sunfarms Joint Venture Begins
Shipping Branded Products to Manitoba

Pure Sunfarms remains top-selling dried cannabis brand with Ontario Cannabis
Store1 and achieves sales records in July

VANCOUVER, July 24, 2020 -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) today announced that its joint venture for large-scale, low-cost, high-quality cannabis production, Pure Sunfarms, has begun shipping branded, packaged dried flower products to Manitoba’s licensed private sector retailers, with these products available at the first 26 participating retailers in Manitoba beginning this week.

Pure Sunfarms’ products are now available in five of Canada’s six most populous provinces, representing more than 70% of the Canadian population. Manitoba ranks as the sixth largest Canadian province by cannabis sales, comprising approximately 4.5% of the country’s total sales and has a higher per capita spend on cannabis than the country average2.

“We are thrilled to further expand our presence in Canada and make Pure Sunfarms’ products available to even more Canadians by adding our fifth province,” said Mandesh Dosanjh, President & CEO, Pure Sunfarms. “We are confident that the Pure Sunfarms brand and products, with quality, signature strains at an attractive price, will be received by Manitobans with the same enthusiasm that they have been in Ontario, British Columbia, Alberta and Saskatchewan.”

In addition, the Pure Sunfarms brand achieved record sales (defined as sales of Pure Sunfarms products by provincial boards to retailers, as well as sales by provincial boards directly to consumers via their web sites) in Ontario, British Columbia, and Alberta in aggregate for the four-week period ending July 19, 2020. Sales during the final week of that four-week period were also a record for a one-week period. Pure Sunfarms continues to rank as the top-selling dried flower brand at the Ontario Cannabis Store for the year to date.1

Pure Sunfarms is preparing to launch its first bottled oil and vape products in the coming weeks and continues to advance discussions with other provincial distributors for potential supply agreements to further expand its presence in the Canadian cannabis market.

Notes

1.	Dried cannabis, by kilograms sold, for the year to date period ended June 30, 2020. Market share performance is based on calculations by Pure Sunfarms from sales information provided by the Ontario Cannabis Store (OCS).

2.	12 months ended April 30, 2020. Source: Statistics Canada.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to creating new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products, with an emphasis on life science-based innovation and production excellence. Emerald’s three distinct operating assets are designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: its Metro Vancouver, BC-based greenhouse operation (78,000 square feet) capable of producing organic-certified product; Verdélite, its premium craft cannabis production indoor facility in St. Eustache, Québec (88,000 square feet); and Pure Sunfarms, its 41.3%-owned joint venture in Delta, BC, producing affordably priced quality products (1.1 M square feet). Its Emerald Naturals subsidiary has launched a new natural wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management’s current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.